Exhibit 99.1

Date: March 23, 2026 510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com To: All Canadian Securities Regulatory Authorities Toronto Stock Exchange and New York Stock Exchange Subject: ELDORADO GOLD CORPORATION Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer: Meeting Type : Annual General Meeting Record Date for Notice of Meeting : April 29, 2026 Record Date for Voting (if applicable) : April 29, 2026 Beneficial Ownership Determination Date : April 29, 2026 Meeting Date : June 23, 2026 Meeting Location (if available) : Vancouver BC Issuer sending proxy related materials directly to NOBO: No Issuer paying for delivery to OBO: Yes Notice and Access (NAA) Requirements: NAA for Beneficial Holders Yes Beneficial Holders Stratification Criteria: Not Applicable NAA for Registered Holders Yes Registered Holders Stratification Criteria: Not Applicable Voting Security Details: Description CUSIP Number ISIN COMMON SHARES 284902509 CA2849025093 Sincerely, Computershare Agent for ELDORADO GOLD CORPORATION